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                          March 22, 2023

       Ankur Dhingra
       Chief Financial Officer
       Summit Therapeutics Inc.
       2882 Sand Hill Road, Suite 106
       Menlo Park, CA 94025

                                                        Re: Summit Therapeutics
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 17,
2023
                                                            File No. 333-270656

       Dear Ankur Dhingra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Adam Finerman, Esq.